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                             October 3, 2022

       Sna Ny
       President
       Go Go Buyers, Inc.
       #474, Village 3, Sangkat 3
       Sihanoukville, Sihanouk Province, 18203
       Kingdom of Cambodia

                                                        Re: Go Go Buyers, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 20,
2022
                                                            File No. 333-256118

       Dear Sna Ny:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Cover Page

   1. You state that you are an emerging growth company ("EGC") on page 5 but do not have the relevant checkbox
marked on the cover page. Please revise to clearly state whether or not you are an EGC.
       Certain Relationships and Related Transactions, page 37

   2. We note your response to prior comment 2. Please disclose in this section the material terms of the verbal
agreement entered into on October 25, 2020 with Mr. Ny, which is filed as Exhibit 10.2.
 Sna Ny
Go Go Buyers, Inc.
October 3, 2022
Page 2

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameSna Ny
                                                         Division of
Corporation Finance
Comapany NameGo Go Buyers, Inc.
                                                         Office of Technology
October 3, 2022 Page 2
cc:       Carl Ranno
FirstName LastName